

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2021

Mark Locke
Chief Executive Officer
Genius Sports Limited
9th Floor, 10 Bloomsbury Way
London, WC1A 2SL

> **Re: Genius Sports Limited**
> **Registration Statement on Form F-1**
> **Filed June 8, 2021**
> **File No. 333-256882**

Dear Mr. Locke:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed June 8, 2021

General

1. Please amend your filing to provide all disclosure that may not be omitted pursuant to Rule 430A. In this regard, using your most recent market price as an estimate for your offering price, please provide omitted disclosure related to net proceeds, use of proceeds, capitalization, and dilution throughout your prospectus.

Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ross M. Leff, P.C.